Hancock Investment Services, Inc. and Subsidiaries
(A wholly owned subsidiary of Whitney Bank)
Consolidated Statement of Changes in Liabilities Subordinated to Claims
of General Creditors
Year Ended December 31, 2015

There were no liabilities subordinated to claims of general creditors as of and for the year ended December 31, 2015.

The accompanying notes are an integral part of these consolidated financial statements.